PROSPECTUS                                    Filed pursuant to Rule 424(b)(1)
                                              under the Securities Act of 1933,
                                              as amended (Registration Statement
                                              No. 333-73051).

                                2,628,557 SHARES

                               INTELLIGROUP, INC.
                               499 THORNALL STREET
                            EDISON, NEW JERSEY 08837
                                 (732) 590-1600

                                  COMMON STOCK

     The Selling Shareholders, may offer and sell, from time to time, an aggregate of 2,628,557 Shares of the Common Stock of Intelligroup, Inc. See "Selling Shareholders" for information relating to the names and number of shares offered hereby by each individual Selling Shareholder. The Selling Shareholders may sell all or a portion of their Shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. The Company will not receive any part of the proceeds from sales of these Shares.

     Our Common Stock is listed on the Nasdaq National Market under the symbol "ITIG". The last reported sale price of the Common Stock on June 8, 1999 on the Nasdaq National Market was $6.66 per share.

                    ----------------------------------------

     INVESTING IN THE SHARES OF COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                    ----------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                   June 16, 1999

                               INTELLIGROUP, INC.


                                TABLE OF CONTENTS
                                -----------------
                                                                          Page
                                                                          ----
About Intelligroup ....................................................     3

Additional Information ................................................     4

Risk Factors ..........................................................     5

Use of Proceeds  ......................................................    16

Selected Financial Data................................................    16

Management's Discussion and Analysis of Financial Condition
and Results of Operations..............................................    18

Selling Shareholders...................................................    27

Plan of Distribution...................................................    29

Legal Matters..........................................................    30

Experts ...............................................................    30

Indemnification of Directors and Officers..............................    30

Securities and Exchange Commission Position on Indemnification
  for Securities Act Liabilities.......................................    31

Financial Statements...................................................   F-1

                               ABOUT INTELLIGROUP

     The Company provides a wide range of information technology services, including management consulting, enterprise-wide business process solutions, internet applications services, applications outsourcing and maintenance, web site design and customization, IT training solutions, systems integration and custom software development based on leading technologies. The Company provides its services directly to end-user organizations or as a member of consulting teams assembled by other information technology consulting firms. The Company's customers are Fortune 1000 and other large and mid-sized companies in the United States and abroad.

     The Company was incorporated in New Jersey in October 1987 under the name Intellicorp, Inc. The Company's name was changed to Intelligroup, Inc. in July 1992. The Company's principal executive offices are located at 499 Thornall Street, Edison, New Jersey 08837 and its telephone number is (732) 590-1600.

                             ADDITIONAL INFORMATION

     The Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document the Company files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC filings are also available to the public from the SEC's website at http://www.sec.gov. For additional information, please visit the Company's website at http://www.intelligroup.com.

     The SEC allows the Company to "incorporate by reference" the information the Company files with the SEC, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that the Company files with the SEC will automatically update and supersede this information.

     The Company incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Selling Shareholders sell all the Shares registered hereunder.

1.   Annual Report on Form 10-K for the year ended December 31, 1998;

2.   Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

3. Current Reports on Form 8-K dated and filed with the SEC on January 20, 1999, February 24, 1999, May 3, 1999 and May 27, 1999;

4. The description of the Company's Common Stock, $.01 par value, which is contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, in the form declared effective by the SEC on September 26, 1996, including any subsequent amendments or reports filed for the purpose of updating such description.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:

                             Gerard E. Dorsey, Chief Financial Officer
                             Intelligroup, Inc.
                             499 Thornall Street
                             Edison, New Jersey  08837
                             (732) 590-1600

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. The Company has authorized no one to provide you with different information. Neither the Company nor the Selling Shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                  RISK FACTORS

     SOME INFORMATION IN THIS PROSPECTUS MAY CONTAIN "FORWARD-LOOKING STATEMENTS". SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVE," "ANTICIPATE" AND "EXPECT." THESE STATEMENTS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OR STATE OTHER "FORWARD-LOOKING" INFORMATION. THE FACTORS DISCUSSED BELOW COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH STATEMENTS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CONSIDER THE FOLLOWING FACTORS CAREFULLY BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK.

SUBSTANTIAL VARIABILITY OF QUARTERLY OPERATING RESULTS

     In the past, the Company's operating results have varied substantially from quarter to quarter. The Company's operating results also may vary in the future. Due to the relatively fixed nature of certain of the Company's costs, including personnel and facilities costs, a decline in revenue in any fiscal quarter would result in lower profitability in that quarter. The Company's quarterly operating results are influenced by:

     o seasonal patterns of hardware and software capital spending by customers;

     o    information technology outsourcing trends;

     o    the timing, size and stage of projects;

     o    new service introductions by the Company or its competitors;

     o    levels of market acceptance for the Company's services;

     o    the hiring of additional staff;

     o    changes in the Company's billing and employee utilization rates; and

     o    timing and integration of acquired businesses.

     The Company believes, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future performance. Demand for the Company's services generally is lower in the fourth quarter. This decrease is due to reduced activity during the holiday season and fewer working days for those customers which curtail operations during such period. The Company anticipates that its business will continue to be subject to such seasonal variations.

MANAGEMENT OF GROWTH

     The Company's growth has placed significant demands on its management, administrative and operational resources. The Company's revenue increased from $61.7 million in 1996 to $98.3 million in 1997 and $162.8 million in 1998. From January 1, 1995 through December 31, 1998, the Company's total number of employees increased from 113 to 1,319 persons. In addition, at December 31, 1998, the Company engaged 107 independent contractors to perform information technology services. To manage its growth effectively, the Company must continue to develop and improve its operational, financial and other internal systems, as well as its business development capabilities. The Company must also continue to attract, train, retain, motivate and manage its employees.

     The Company's future success will depend in large part on its ability to:

     o continue to maintain high rates of employee utilization at profitable billing rates;

     o maintain project quality, particularly if the size and scope of the Company's projects increase; and

     o integrate the service offerings, operations and employees of acquired businesses.

     The inability of the Company to manage its growth and projects effectively could have a material adverse effect on:

     o    the quality of the Company's services and products;

     o    its ability to retain key personnel; and

     o its ability to report financial results in an accurate and timely manner.

WEAKNESSES IN INTERNAL CONTROLS

     Following the audit of the Company's consolidated financial statements for the year ended December 31, 1995, the Company received a management letter from its independent public accountants, Arthur Andersen LLP. The management letter described significant deficiencies and material weaknesses in the Company's internal control structure. Arthur Andersen LLP noted that, during 1995, the Company's internal control structure had two material weaknesses:

     o the Company did not reconcile its supporting records to the general ledger or perform meaningful account analysis; and

     o the Company did not maintain, summarize or reconcile any books or records for its foreign operations.

     The Company first hired a Chief Financial Officer in January 1996. In March 1996 it implemented an accounting system capable of generating information and reports necessary to appropriately manage the Company. In February 1998, the Company's Chief Financial Officer resigned and on April 29, 1998, the Company appointed a new Chief Financial Officer. The Company continues to develop and implement a system of internal controls and otherwise develop an appropriate administrative infrastructure. Following the audit for the year ended December 31, 1996, Arthur Andersen LLP issued a management letter which, although it did set forth significant deficiencies, did not specify any material weaknesses in the Company's internal control structure. In addition, Arthur Andersen LLP informed the Company that no material weaknesses in the Company's internal control structure were noted during the audits of the Company's consolidated financial statements for the years ended December 31, 1997 and 1998. The failure to continue to develop and maintain an effective internal control structure could have a material adverse effect on the Company's business.

DEPENDENCE ON SAP, ORACLE AND PEOPLESOFT

     During the years ended December 31, 1997 and 1998, approximately 56% and 52%, respectively, of the Company's revenue (including the Company's acquisitions of the CPI Companies, the Azimuth Companies and Empower Solutions, L.L.C. and its affiliate Empower, Inc. (the "Empower Companies"), see "Acquisition Risks") was derived from projects in which the Company implemented software developed by SAP. SAP is a major international German-based software company and a leading vendor of client/server application software for business applications. The Company's future success in its SAP-related consulting services depends largely on its continued:

     o    relationship with SAP America, SAP's United States affiliate; and

     o    status as a SAP National Logo Partner.

     The Company executed its SAP National Logo Partner Agreement in April 1997 and previously had been a SAP National Implementation Partner since 1995. In July 1997, the Company achieved Accelerated SAP Partner Status with SAP by meeting certain performance criteria established by SAP. Such status is awarded by SAP on an annual basis pursuant to contract. The Company's current contract expires on December 31, 1999 and is automatically renewed for successive one-year periods, unless terminated by either party.

     During the years ended December 31, 1997 and 1998, approximately 12% and 11%, respectively, of the Company's total revenue (including the Company's acquisitions of the CPI Companies, the Azimuth Companies and the Empower Companies) was derived from projects in which the Company implemented software developed by Oracle. Oracle is a leading vendor of client/server application software for business applications. The Company's current contract with Oracle expires on July 26, 1999 and is automatically renewed for a successive one-year period, unless terminated by either party. The Company expanded its relationship with Oracle by entering into an agreement, effective October 26, 1998. The agreement is expected to help the Company meet the demands of mid-size to large companies using Oracle. The agreement is terminable by either party upon 30 days notice.

     Additionally, the Company has increased its PeopleSoft implementation projects. During 1998, the Company consummated acquisitions of companies whose practices consist primarily of PeopleSoft implementation projects which will add to its current PeopleSoft practice. During the years ended December 31, 1997 and 1998, approximately 12% and 19%, respectively, of the Company's revenue (including the Company's acquisitions of the CPI Companies, the Azimuth Companies and the Empower Companies) was derived from projects in which the Company implemented software developed by PeopleSoft. The Company's current contract with PeopleSoft expires on July 15, 1999. In addition, the Company acquired Empower Solutions, Inc., a PeopleSoft implementation company, in February 1999.

     The Company has no reason to believe that its contracts with SAP, Oracle and PeopleSoft will not be renewed or that the scope of such contracts will be modified or limited in a manner adverse to the Company. However, there can be no assurance that such contracts will be renewed on terms acceptable to the Company, if at all. In addition, there could be a material adverse effect on the Company's business if:

     o SAP, Oracle or PeopleSoft are unable to maintain their respective leadership positions within the business applications software market;

     o    the   Company's   relationship   with  SAP,   Oracle   or   PeopleSoft
          deteriorates; or

     o    SAP, Oracle or PeopleSoft elects to compete directly with the Company.

SUBSTANTIAL RELIANCE ON KEY CUSTOMERS AND INFORMATION TECHNOLOGY PARTNERS

     The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and projects. For the years ended December 31, 1997 and 1998, the Company's ten largest customers accounted for in the aggregate approximately 44% and 38% of its revenue. In 1996 PricewaterhouseCoopers LLP and Bristol-Myers Squibb each accounted for more than 10% of revenue. During 1997, PricewaterhouseCoopers LLP accounted for approximately 10% of revenue. During 1998, no single customer accounted for more than 10% of revenue. For the years ended December 31, 1997 and 1998, approximately 31% and 19% of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms, which also may be competitors of the Company. There can be no assurance that such information technology consulting firms will continue to use the Company in the future and at current levels of retention, if at all. In addition, the amount of work performed for specific customers is likely to vary from year to year. The loss of any large customer or project could have a material adverse effect on the Company's business.

     Most of the Company's contracts can be canceled by the customer on short notice and without significant penalty, with the exception of fixed price contracts. The cancellation or significant reduction in the scope of a large contract could have a material adverse effect on the Company's business.

     The Company provides services to its customers primarily on a time and materials basis. Recently, however, the Company has bid on certain fixed price projects. For the year ended December 31, 1998, fixed price contracts represented 4% of the total revenues of the Company. The Company believes that, as it pursues its strategy of making turnkey project management a larger portion of its business, it will likely be required to offer more fixed price projects. The Company has had limited prior experience in pricing and performing under fixed price arrangements. There can be no assurance that the Company will be able to complete such projects within the fixed price and required timeframes. The failure to perform within such fixed price contracts could have a material adverse effect on the Company's business.

     Many of the Company's engagements involve projects that are critical to the operations of its customers' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a customer's expectations could result in a material adverse change to the customer's operations. Such failure could give rise to claims for damages against the Company or cause damage to the Company's reputation. Such claims could adversely affect the Company's business. In some of its agreements, the Company has agreed to indemnify the customer for damages arising from services provided to, or on behalf of, such customer. Such indemnification could have a material adverse effect on the Company's financial condition and results of operations. In some of its contracts, the Company warrants that it will repair errors or defects in its deliverables without additional charge to the customer. To date, the Company has not experienced any material claims against such warranties. The Company has insurance for damages and expenses incurred in connection with alleged negligent acts, errors or omissions. There can be no assurance that such insurance will continue to be available to the Company on acceptable terms.

ACQUISITION RISKS

     A key element of the Company's strategy is growth by acquisition. From May 1998 through the date of this Prospectus, the Company has completed the following four significant acquisitions of businesses with services complementary to those offered by the Company:

    Companies Acquired                Primary Location    Services             Date
    ------------------                ----------------    --------             ----

CPI Consulting Limited and            United Kingdom      PeopleSoft           May 1998
CPI Resources Limited                                     Implementation

Azimuth Consulting Limited,           New Zealand         IT Management        November 1998
Azimuth Holdings Limited,                                 Consulting
Braithwaite Richmond Limited
and Azimuth Corporation Limited

Network Publishing, Inc.              Provo, Utah         Web site design      January 1999
                                                          and customized IT
                                                          training solutions

Empower Solutions, L.L.C. and         Plymouth,           PeopleSoft           February 1999
Empower, Inc.                         Michigan            Implementation

     The Company expects to undertake additional acquisitions in the future, although none are planned or being negotiated as of the date of this Prospectus.

     Risks associated with acquisitions may include:

     o    possible adverse effects on the Company's operating results;

     o    diversion of management's attention;

     o    risks associated with unanticipated liabilities or contingencies;

     o    risks associated with financing;

     o integration of service offerings, operations and employees of acquired businesses; and

     o    management of growth issues.

HIGHLY COMPETITIVE INFORMATION TECHNOLOGY SERVICES INDUSTRY

     The Company's business is highly competitive. Many of the Company's competitors have longer operating histories, possess greater industry and name recognition and have significantly greater financial, technical and marketing resources. Additionally, the Company has faced, and expects to continue to face, additional competition from new entrants into its markets.

     The Company believes that competitive factors in its markets include:

                                Principal Factors
                                -----------------

     o    quality of service and deliverables;

     o    speed of development and implementation;

     o    price;

     o    project management capability; and

     o    technical and business expertise.

                                External Factors
                                ----------------

     o the ability of its competitors to hire, retain and motivate project managers and other senior technical staff;

     o the development by others of services that are competitive with the Company's services; and

     o    the extent of its competitors' responsiveness to customer needs.

     The Company also believes that it competes based on its level of expertise in SAP, Oracle, PeopleSoft and Baan products and a wide variety of other technologies. There can be no assurance that the Company will be able to continue to compete successfully with existing and new competitors.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS

     The Company's success depends in part on its ability to develop solutions that keep pace with:

     o    continuing changes in information technology;

     o    evolving industry standards; and

     o    changing customer objectives and preferences.

     There can be no assurance that the Company will be successful in adequately addressing these developments on a timely basis. Even if these developments are addressed, the Company may not be successful in the marketplace. In addition, competitor's products or technologies may make the Company's services less competitive or obsolete. The Company's failure to address these developments could have a material adverse effect on its business.

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its success now and in the future will depend largely on the continued services of its key executive officers and leading technical personnel. Each executive officer and leading technical professional has entered into an employment agreement with the Company which contains non-competition, non-disclosure and non-solicitation covenants. The departure of one or more of such key personnel may have a material adverse effect on the Company's business.

COMPETITIVE MARKET FOR TECHNICAL PERSONNEL

     The Company believes that its success will depend in large part upon its ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. Such qualified personnel are in great demand, there is significant competition for such employees and it is likely that access to such personnel will remain limited for the foreseeable future. There can be no assurance that the Company will be successful in attracting a sufficient number of such personnel in the future, or that it will be successful in retaining, training and motivating the employees it is able to attract. The failure to do so could:

     o impair the Company's ability to adequately manage and complete its existing projects;

     o    impair the Company's ability to bid for or obtain new projects; and

     o    adversely affect the Company's business.

RELIANCE ON INTELLECTUAL PROPERTY RIGHTS

     The Company's future success is dependent, in part, upon its proprietary implementation methodology and toolset, development tools and other intellectual property rights. In order to protect its proprietary rights, the Company:

     o    relies  upon  trade  secrets,   nondisclosure  and  other  contractual
          arrangements;

     o    relies on copyright and trademark laws;

     o enters into confidentiality agreements with employees, consultants and customers;

     o    limits access to and distribution of its proprietary information; and

     o requires almost all employees and consultants to assign to the Company their rights in intellectual property developed during their employment or engagement by the Company.

     There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights.

     The Company believes that its trademarks, service marks, services, methodology and development tools do not infringe on the intellectual property rights of others. There can be no assurance, however, that such a claim will not be asserted against the Company in the future, or that if asserted, any such claim will be successfully defended.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company's international operations have been increased in recent years. During 1997 and 1998, approximately 25% and 23% of the Company's revenues were derived from international operations. The Company's recent acquisitions of (i) CPI Consulting Limited and CPI Resources Limited (the "CPI Companies") and (ii) Azimuth Consulting Limited, Azimuth Holdings Limited, Braithwaite Richmond Limited and Azimuth Corporation Limited (the "Azimuth Companies") have resulted and should continue to result in greater revenues being derived internationally. To date, the Company has established or acquired foreign operations in Australia, Denmark, India, Japan, New Zealand, the Philippines, Singapore, Thailand and the United Kingdom. In order to expand international sales, the Company may establish or acquire additional foreign operations. Increasing foreign operations has required and likely will continue to require significant management attention and financial resources and could materially adversely affect the Company's business. Accordingly, in October 1998, the Company hired a Managing Director of International Operations. In addition, there can be no assurance that the Company will be able to increase international market demand for its services. The risks in the Company's international business activities include:

     o    unexpected changes in regulatory environments;

     o    foreign currency fluctuations;

     o    tariffs and other trade barriers;

     o    longer accounts receivable payment cycles;

     o    difficulties in managing international operations;

     o potential foreign tax consequences including restrictions on the repatriation of earnings; and

     o the burdens of complying with a wide variety of foreign laws and regulations.

     There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales, if any, and, consequently, on the Company's business.

RISKS ASSOCIATED WITH OPERATIONS IN INDIA

     The Company, through Intelligroup Asia Private Limited, is subject to the risks associated with doing business in India. India's central and state governments heavily regulate the Indian economy. In the recent past, the government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy. Certain of these benefits that directly affect Intelligroup Asia include:

     o    tax holidays;

     o    liberalized import and export duties; and

     o    preferential rules on foreign investment and repatriation.

     Changes in the business, political or regulatory climate of India could have a material adverse effect on Intelligroup Asia's business. In addition, India has experienced significant inflation, shortages of foreign exchange and has been subject to civil unrest. Further, the United States and Japan have recently imposed sanctions on India in response to certain nuclear testing conducted by the Indian government. Changes in the following factors could have a material adverse effect on the Company's business:

     o    inflation;

     o    interest rates;

     o    taxation; or

     o other social, political, economic or diplomatic developments affecting India in the future.

RISK OF INCREASED GOVERNMENT REGULATION OF IMMIGRATION

     In the United States, the Company has relied and in the future expects to continue to rely increasingly upon attracting and retaining personnel with technical and project management skills from other countries. The Immigration and Naturalization Service limits the number of new petitions it approves each year. Accordingly, the Company may be unable to obtain visas necessary to bring critical foreign employees to the United States. Any difficulty in hiring or retaining foreign nationals in the United States could increase competition for technical personnel and have a material adverse effect on the Company's business.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of Common Stock in the public market following this offering, or the perception that such sales could occur, may adversely affect the market price of the Common Stock. As of June 7, 1999, the Company had an aggregate of 15,558,751 shares of Common Stock issued and outstanding. Upon completion of this offering, an aggregate of 10,155,030 shares, including 1,341,473 shares issuable upon the exercise of stock options, will be freely tradable by persons other than "affiliates" of the Company without restriction. In addition, an aggregate of 6,484,524 shares held by the founders of the Company may be sold pursuant to the provisions of Rule 144 (subject to volume limitations) under the Securities Act.

     Shortly after this offering, the Company intends to register an additional 750,000 shares of Common Stock (3,250,000 shares of Common Stock if the proposal to amend the Company's 1996 Stock Plan to increase the number of shares of Common Stock available under such plan is approved by the shareholders at the Company's next Annual Meeting of Shareholders) issuable upon stock options granted or to be granted under its 1996 Stock Plan. Additionally, in connection with the Company's acquisition of Empower Solutions, L.L.C. and its affiliate Empower, Inc. (the "Empower Companies"), the Company agreed to register an aggregate of 1,831,091 shares of its Common Stock. Of the 1,831,091 shares, 1,648,025 shares are being registered herewith and the remainder of such shares are anticipated to be registered no later than February 16, 2000. In addition, the Company may be required to register additional shares of its Common Stock which may be issued in connection with a net worth adjustment to be conducted subsequent to the date of this Prospectus.

CONTROL BY CERTAIN SHAREHOLDERS

     Upon completion of this offering, the founders of the Company, Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli, together will beneficially own approximately 42% of the outstanding shares of Common Stock. As a result, these shareholders, acting together, will be able to influence significant control of matters requiring approval by the shareholders of the Company, including the election of directors. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices.

CERTAIN ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK

     Certain Provisions of the Certificate of Incorporation and the Shareholder Protection Rights Agreement could make it more difficult for a third party to acquire control of the Company, even if such change in control would be beneficial to stockholders. The Certificate of Incorporation allows the Company to issue preferred stock without shareholder approval. Such issuances could make it more difficult for a third party to acquire the Company.

POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of the shares of Common Stock has been and in the future may be highly volatile. Some factors that may affect the market price include:

     o    actual or anticipated fluctuations in the Company's operating results;

     o announcements of technological innovations or new commercial products or services by the Company or its competitors;

     o market conditions in the computer software and hardware industries and IT services industry generally;

     o    changes  in   recommendations  or  earnings  estimates  by  securities
          analysts; and

     o    actual or anticipated quarterly fluctuations in financial results.

     Furthermore, the stock market historically has experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies.

ABSENCE OF DIVIDENDS

     The Company has never paid, and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares offered by the Selling Shareholders set forth in this Prospectus.

                             SELECTED FINANCIAL DATA

     The selected statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the selected balance sheet data as of December 31, 1997 and 1998 are derived from and are qualified by reference to, and should be read in conjunction with, the more detailed audited consolidated financial statements and the related notes thereto included elsewhere herein. The selected statement of operations data for the year ended December 31, 1994 and 1995 and the selected balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from the financial statements of the Company which are not included elsewhere herein. Prior period financial information has been revised to reflect the Company's acquisitions of CPI Resources, the Azimuth Companies and the Empower Companies, during 1998 and 1999 which were accounted for in accordance with the pooling of interests method under generally accepted accounting principles.

     The following should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this
Prospectus:

                                                    1994     1995      1996      1997      1998
                                                 --------- --------  --------  --------  --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenue.....................................     $19,438   $39,283  $61,699   $98,301   $162,840
 Cost of sales...............................      13,528    29,263   43,142    67,452    104,984
                                                  -------   -------  -------   -------   --------
  Gross profit...............................       5,910    10,020   18,557    30,849     57,856
                                                  -------   -------  -------   -------   --------
 Selling, general and administrative
   expenses..................................       4,670     8,401   14,544    22,449     38,074
 Acquisition expenses........................          --        --       --        --      2,118
                                                  -------   -------  -------   -------   --------
   Total selling, general and administrative
     expenses................................       4,670     8,401   14,544    22,449     40,192
                                                  -------   -------  -------   -------   --------
   Operating income..........................       1,240     1,619    4,013     8,400     17,664
 Factor charges/interest expense (income),
   net.......................................         463     1,327    1,335      (265)      (187)
                                                  -------   -------  -------   -------   --------
 Income before provision for
   income taxes and extraordinary
     charge..................................         777       292    2,678     8,665     17,851
 Provision for income taxes..................         409       587      748     2,327      4,451
                                                  -------   -------  -------   -------   --------
 Income (loss) before extraordinary charge...         368      (295)   1,930     6,338     13,400
Extraordinary charge, net of income tax
   benefit of $296...........................          --        --    1,148        --         --
                                                  -------   -------  -------   -------   --------
    Net income (loss)........................     $   368   $  (295) $   782   $ 6,338   $ 13,400
                                                  =======   =======  =======   =======   ========
Earnings (loss) per share(1):
 Basic earnings per share:
   Income (loss) before extraordinary charge      $  0.02   $ (0.02) $  0.18   $  0.44   $   0.88
   Extraordinary charge, net of income tax
     benefit.................................          --        --     0.11        --         --
                                                  -------   -------  -------   -------   --------
    Net income (loss)........................     $  0.02   $ (0.02) $  0.07   $  0.44   $   0.88
                                                  =======   =======  =======   =======   ========
Weighted average number of common shares -
  Basic......................................      15,011    15,011   11,003    14,457     15,207
                                                  =======   =======  =======   =======   ========
Diluted earnings per share:
   Income (loss) before extraordinary charge.     $  0.02   $ (0.02) $  0.16   $  0.42   $   0.85
   Extraordinary charge, net of income tax
     benefit.................................         --         --     0.10        --         --
                                                  -------   -------  -------   -------   --------
    Net income (loss)........................     $  0.02   $ (0.02) $  0.06   $  0.42   $   0.85
                                                  =======   =======  =======   =======   ========
Weighted average number of common shares -
  Diluted....................................      15,011    15,011   12,263    14,937     15,789
                                                  =======   =======  =======   =======   ========


                                                                AS OF DECEMBER 31,
                                                 ------------------------------------------------
                                                    1994      1995      1996      1997     1998
                                                 --------- --------- ---------  -------  --------
                                                                 (IN THOUSANDS)
 BALANCE SHEET DATA:
   Cash and cash equivalents.................     $ 1,399   $ 1,412  $ 8,301   $ 8,825   $  4,245
   Working capital surplus (deficit).........        (492)     (991)  16,246    30,500     32,640
   Total assets..............................       7,599    12,571   24,945    43,064     69,565
   Short-term debt, including subordinated
     debentures..............................       1,304     3,608      226       386         11
   Long-term debt and obligations under
      capital leases, less current portion...         141       206      108       355         60

   Shareholders' equity......................         557       128   18,280    34,036     47,949

-------------

(1)Basic and diluted earnings per share have replaced primary and fully diluted earnings per share in accordance with SFAS No. 128.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company provides a wide range of information technology services, including management consulting, enterprise-wide business process solutions, Internet applications services, applications outsourcing and maintenance, web site design and customization, IT training solutions, systems integration and custom software development based on leading technologies. The Company has grown rapidly since 1994 when it made a strategic decision to diversify its customer base by expanding the scope of its integration and development services and to utilize software developed by SAP as a primary tool to implement enterprise-wide business process solutions. In 1995, the Company achieved the status of a SAP National Implementation Partner. In the same year, the Company also began to utilize Oracle's ERP application products to diversify its service offerings. In 1997, the Company enhanced its partner status with SAP, by first achieving National Logo Partner status and then AcceleratedSAP Partner Status. Also, in 1997, the Company further diversified its ERP-based service offerings, by beginning to provide PeopleSoft and Baan implementation services. In July 1997, the Company was awarded PeopleSoft implementation partnership status. In September 1997, the Company was awarded Baan international consulting partnership status. In June 1998, the Company also expanded its Oracle applications implementation services practice and added upgrade services to meet market demand of mid-size to large companies that are implementing or upgrading Oracle applications.

     During 1998, the Company expanded its operations through acquisitions. On May 7, 1998, the Company acquired thirty percent of the outstanding share capital of CPI Consulting Limited. The acquisition of CPI Consulting Limited was accounted for utilizing purchase accounting. The consideration paid by the Company included the issuance of 165,696 shares of the Company's Common Stock with a fair market value of $3.1 million, and a future liability to the sellers predicated upon operating results for the balance of 1998. The value of the liability has been determined as of December 31, 1998 to be $2.5 million, which is payable by the issuance of an additional 155,208 shares of the Company's Common Stock. Such shares were issued by the Company on March 22, 1999. The excess of the purchase price over the fair value of the net assets acquired was attributed to intangible assets, amounting in the aggregate to $5.8 million.

     On May 21, 1998, the Company acquired all of the outstanding share capital of CPI Resources Limited. The acquisition of CPI Resources Limited was accounted for as a pooling of interests. Prior results for all periods have been restated in accordance with pooling of interests accounting. As consideration for this acquisition, the Company issued 371,000 shares of the Company's Common Stock. At the time of the acquisition, CPI Resources Limited owned seventy percent of the outstanding share capital of CPI Consulting Limited.

     The CPI Companies provide consulting and implementation services related to PeopleSoft applications.

     On November 25, 1998, the Company consummated the acquisition of all of the outstanding capital stock of each of Azimuth Consulting Limited, Azimuth Holdings Limited,

Braithwaite Richmond Limited and Azimuth Corporation Limited (collectively the "Azimuth Companies"). The acquisition of the Azimuth Companies was accounted for as a pooling of interests. Prior results for all periods have been restated in accordance with pooling of interests accounting. As consideration for this acquisition, the Company issued 902,928 shares of the Company's Common Stock.

     The Azimuth Companies provide business and management consulting services. Founded in 1984, Azimuth has built a strong IT management consulting organization with operations in New Zealand, Australia, the Philippines and Southeast Asian countries.

     In January 1999, in order to augment the Internet/Advanced Technology Practice, the Company acquired the outstanding capital stock of NPI located in Provo, Utah. The purchase price included an initial cash payment in the aggregate of $1,800,000 together with a cash payment of $200,000 to be held in escrow. In addition, the purchase price included an earn-out payment of up to $2,212,650 in restricted shares of the Company's Common Stock payable on or before April 15, 2000 and a potential lump sum cash payment of $354,024 payable no later than March 31, 2000. This acquisition has been accounted for in 1999 under the purchase method of accounting. NPI provides web site design and front-end application solutions services. NPI has built a strong track record in designing web-sites that enable clients to achieve the desired sales and marketing impact.

     In addition, by way of merger, the Company augmented its PeopleSoft practice in North America by acquiring the Empower Companies located in Plymouth, Michigan on February 16, 1999. The acquisition of the Empower Companies has been accounted for as pooling of interest. Prior results for all periods have been restated in accordance with pooling of interests accounting. Founded in 1997, the Empower Companies provide business process reengineering, system design and development, project management and training services. The purchase price consisted of the issuance of an aggregate of 1,831,091 restricted shares of the Company's Common Stock. The Company may be required to issue additional shares of its restricted Common Stock in connection with a net worth adjustment determined as of the closing date, as defined.

     The Company generates revenue from professional services rendered to customers. Revenue is recognized as services are performed. The Company's services range from providing customers with a single consultant to multi-personnel full-scale projects. The Company provides these services to its customers primarily on a time and materials basis and pursuant to written contracts which can be terminated with limited advance notice, typically not more than 30 days, and without significant penalty, generally limited to fees earned and expenses incurred by the Company through the date of termination. The Company provides its services directly to end-user organizations or as a member of a consulting team assembled by another information technology consulting firm to Fortune 1000 and other large and mid-sized companies. The Company generally bills its customers semi-monthly for the services provided by its consultants at contracted rates. Where contractual provisions permit, customers also are billed for reimbursement of expenses incurred by the Company on the customers' behalf.

     The Company has provided services on certain projects in which it, at the request of the clients, offered a fixed price for its services. For the year ended December 31, 1998, revenues derived from projects under fixed price contracts represented approximately 5% of the Company's total revenue. No single fixed price project was material to the Company's business during 1998. However, one fixed price project, which began late in 1998, is expected be material to the Company during 1999. The Company believes that, as it pursues its strategy of making turnkey project management a larger portion of its business, it will continue to offer fixed price projects. The Company has had limited prior experience in pricing and performing under fixed price arrangements and believes that there are certain risks related thereto and thus prices such arrangements to reflect the associated risk. There can be no assurance that the Company will be able to complete such projects within the fixed price timeframes. The failure to perform within such fixed price contracts, if entered into, could have a material adverse effect on the Company's business.

     The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and projects. For the years ended December 31, 1996, 1997 and 1998, the Company's ten largest customers accounted for in the aggregate, approximately 50%, 44% and 38% of its revenue, respectively. In 1996 PricewaterhouseCoopers LLP and Bristol-Myers Squibb each accounted for more than 10% of revenue. During 1997, PricewaterhouseCoopers LLP accounted for approximately 10% of revenue. During 1998, no customer accounted for more than 10% of revenue. For the years ended December 31, 1996, 1997 and 1998, 34%, 31% and 19%, respectively, of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms. There can be no assurance that such information technology consulting firms will continue to engage the Company in the future at current levels of retention, if at all. During the years ended December 31, 1996, 1997 and 1998, 57%, 56% and 52%, respectively, of the Company's total revenue was derived from projects in which the Company implemented software developed by SAP. For the years ended December 31, 1997 and 1998, approximately 12% and 11% of the Company's total revenue was derived from projects in which the Company implemented software developed by Oracle. For each of the years ended December 31, 1998, 1997 and 1996, approximately 19%, 12% and 9%, respectively, of the Company's total revenue was derived from projects in which the Company implemented software developed by PeopleSoft. During the year ended December 31, 1998, approximately 58% of the Company's revenue was derived from engagements at which the Company had project management responsibilities, compared to 31% and 12% during the years ended December 31, 1997 and 1996, respectively.

     The Company's most significant cost is project personnel expenses, which consist of consultant salaries, benefits and payroll-related expenses. Thus, the Company's financial performance is based primarily upon billing margin (billable hourly rate less the cost to the Company of a consultant on an hourly basis) and personnel utilization rates (billable hours divided by paid hours). The Company believes that turnkey project management assignments typically carry higher margins. The Company has been shifting to such higher-margin turnkey management assignments and more complex projects by leveraging its reputation, existing capabilities, proprietary implementation methodology, development tools and offshore development capabilities with expanded sales and marketing efforts and new service offerings to develop turnkey project sales opportunities with both new and existing customers. The Company's inability to continue its shift to higher-margin turnkey management assignments and more complex projects may adversely impact the Company's future growth.

     Since late 1994, the Company has made substantial investments in its infrastructure in order to support its rapid growth. For example, in 1994, the Company established and funded an operations facility in India, the Advance Development Center (the "ADC"), and in 1995 established a sales office in California. In addition, from 1994 to date, the Company has incurred expenses to develop proprietary development tools and its proprietary accelerated implementation methodology and toolset. Since 1995, the Company has also been increasing its sales force and its marketing, finance, accounting and administrative staff, in order to manage its growth. The Company currently maintains its headquarters in Edison, New Jersey, and branch offices in Chicago, Detroit, Foster City (California), Reston (Virginia), Edison (New Jersey), Dallas, Atlanta, Phoenix and Washington, D.C. The Company also currently maintains offices in Europe (the United Kingdom, Denmark, and Belgium), and Asia Pacific (Australia, India, New Zealand, the Philippines, and Singapore). The Company leases its headquarters in Edison, New Jersey, totaling approximately 48,475 square feet. Such lease has an initial term of ten (10) years, which commenced in September 1998. In October 1998, the Company finalized an agreement to sublet the space used for its prior headquarters for the remainder of the term of its sublease, which expires November 15, 1999.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain financial data expressed as a percentage of total revenue:

                                                                PERCENTAGE OF REVENUE
                                                                ---------------------
                                                                     YEAR ENDED
                                                                     DECEMBER 31,
                                                                     ------------
                                                        1998             1997            1996
                                                        ----             ----            ----
Revenue..........................................       100.0%           100.0%          100.0%
Cost of sales....................................        64.5             68.6            69.9
                                                      -------          -------         -------
  Gross profit...................................        35.5             31.4            30.1
Selling, general and administrative expenses.....        23.4             22.8            23.6
Acquisition expenses.............................         1.3               --             --
                                                      -------          -------         -------
  Operating income...............................        10.8              8.6             6.5
Interest and other (expense) income, net.........         0.1              0.3            (2.2)
                                                      -------          -------         -------
Income before provision for income taxes and
  extraordinary charge...........................        10.9              8.9             4.3
Provision for income taxes.......................         2.7              2.4             1.2
                                                      -------          -------         -------
Income before extraordinary charge...............         8.2              6.5             3.1
Extraordinary charge, net of income tax benefit..          --               --             1.8
                                                      -------          -------         -------
  Net income ....................................         8.2              6.5             1.3
                                                      =======          =======         =======

     Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenue. Revenue increased by 65.7% or $64.5 million, from $98.3 million in 1997 to $162.8 million in 1998. This increase was attributable primarily to increased demand for the Company's ERP implementation consulting services and, to a lesser extent, to increased demand for the Company's systems integration and Internet development services.

     Gross profit. The Company's cost of sales includes primarily the cost of salaries to consultants and related employee benefits and payroll taxes. The Company's cost of sales increased by 55.6%, or $37.5 million, from $67.5 million in 1997 to $105.0 million in 1998. The increase was due to increased personnel costs resulting from the hiring of additional consultants to support the increase in demand for the Company's services. The Company's gross profit increased by 87.5%, or $27.0 million, from $30.8 million in 1997 to $57.9 million in 1998. Gross profit margin increased from 31.4% of revenue in 1997 to 35.5% of revenue in 1998. The increase in such gross profit margin was primarily attributable to both the expanded utilization of the Company's offshore development facility in India, and the increase in implementation service projects where the Company has project management responsibilities, which typically carry higher gross margins, than those in which the Company provides supplemental staffing for client managed projects.

     Selling,  general  and  administrative   expenses.   Selling,  general  and
administrative expenses consist primarily of administrative salaries, and related benefits costs, occupancy costs, sales person compensation, travel and entertainment, costs associated with the ADC and related development costs and professional fees. Selling, general and administrative expenses increased by 69.6%, or $15.6 million, from $22.4 million in 1997 to $38.1 million in 1998, and increased as a percentage of revenue from 22.8% to 23.4%, respectively. The increases in such expenses in absolute dollars and as a percentage of revenue were due primarily to the increase in salaries and related benefits reflecting headcount increases in the Company's sales force and its marketing, finance, accounting and administrative staff, in order to manage its growth. The Company's occupancy costs increased as a result of the relocation of its corporate headquarters into approximately 48,000 square feet of office space, from its former location which consisted of approximately 17,000 square feet. In addition, the Company experienced increases in sales and management recruiting costs, occupancy costs as additional offices were opened in the United States, support services and the provision for doubtful accounts.

     Acquisition expense. During the year ended 1998, the Company incurred costs of $2,118,000 in connection with the acquisitions of the CPI Companies and the Azimuth Companies, each of which was accounted for as a pooling of interests. These costs primarily consisted of professional fees associated with such acquisitions.

     Provision for income taxes. The Company's effective income tax rate was 24% and 27% for the years ended December 31, 1998 and 1997. During 1997, the Company reduced its valuation allowance by $207,000 as management determined that it was more likely than not, that the applicable portion of the net deferred tax asset would be or had been realized. The 1997 valuation allowance reduction favorably impacted the effective income tax rate by 3%. In 1996, the Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income tax will be due during such period. For the year ended December 31, 1998 and 1997, the tax holiday favorably impacted the effective tax rate by approximately 7% and 6%, respectively. Based on current and anticipated profitability, management believes all net deferred tax assets are more likely than not to be realized.

     As discussed in Note 11 to the consolidated financial statements, on February 16, 1999, the Company acquired Empower Solution, L.L.C. and Empower, Inc. (a corporation organized under subchapter S of the Internal Revenue Code). The acquisitions were accounted for as poolings of interests and thus prior year financial statements have been restated in accordance with the pooling of interests rules. The Empower Companies were pass-through entities for tax reporting purposes, thus their income was not taxed at the corporate level. Accordingly, the Company's federal statutory tax rate was reduced by 13% and 6% for 1998 and 1997, respectively.

     Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenue. Revenue increased by 59.3%, or $36.6 million, from $61.7 million in 1996 to $98.3 million in 1997. This increase was attributable primarily to increased demand for the Company's SAP related implementation consulting services and, to a lesser extent, to increased demand for the Company's systems integration and custom software development services.

     Gross profit. The Company's cost of sales increased by 56.3%, or $24.3 million, from $43.1 million in 1996 to $67.4 million in 1997. The increase was due to increased personnel costs resulting from the hiring of additional consultants to support the increase in demand for the Company's services. The Company's gross profit increased by 66.2%, or $12.3 million, from $18.6 million in 1996 to $30.8 million in 1997. Gross profit margin increased from 30.1% of revenue in 1996 to 31.4% of revenue in 1997. The increase in such gross profit margin was attributable to the increase in implementation services projects and a combination of improved billing margins, greater consultant utilization and achieving certain customer performance incentives.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 54.4%, or $7.9 million, from $14.5 million in 1996 to $22.4 million in 1997, and decreased as a percentage of revenue from 23.6% to 22.8%, respectively. The increases in such expenses in absolute dollars were due primarily to the expansion of the Company's sales and marketing activities in 1997 and increased travel and entertainment expenses due to the growth of the business and the employee base. Such expenses were increased to support the continued revenue growth of the Company in the United States and abroad. In addition, such expenses increased due to increased sales and management recruiting costs, support services, and an increase in the provision for doubtful accounts.

     Factor fees/Interest (income) expense, net. Factor fees in the 1996 period were the charges incurred by the Company to finance its accounts receivable. On October 10, 1996, the Company repaid the factor with a portion of the proceeds from the Company's initial public offering, approximately $4.4 million, consisting of all amounts outstanding under the agreement with its factor and terminated its factor agreement. Subsequent to the Company's initial public offering, interest income has been earned on interest bearing cash accounts and short term investments.

     Provision for Income Taxes. The Company's effective income tax rate was 27% and 28% for the years ended December 31, 1997 and 1996. During 1997 and 1996, the Company reduced their valuation allowance by $207,000 and $461,000, respectively as management determined that it was more likely than not, that the applicable portion of the net deferred tax asset would be or had been realized. The 1997 and 1996 valuation allowance reduction favorably impacted the effective income tax rate by 3% and 14%, respectively. In 1996, the Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income tax will be due during such period. For the year ended December 31, 1997, the tax holiday favorably impacted the effective tax rate by approximately 6%. There was no significant impact for 1996. Based on current and anticipated profitability, management believes all net deferred tax assets are more likely than not to be realized.

BACKLOG

     The Company normally enters into written contracts with its customers at the time it commences work on a project. These written contracts contain varying terms and conditions and the Company does not generally believe it is appropriate to characterize such written contracts as creating backlog. In addition, because these written contracts often provide that the arrangement can be terminated with limited advance notice and without significant penalty, the Company does not believe that projects in process at any one time are a reliable indicator or measure of expected future revenue. In the event that a customer terminates a project, the customer remains obligated to pay the Company for services performed by it through the date of termination.

LIQUIDITY AND CAPITAL RESOURCES

     The Company funds its operations primarily from cash flow generated from operations, and prior to 1998 from cash balances generated from the Company's initial and follow-on public offerings consummated in October 1996 and July 1997, respectively.

     The Company had cash and cash equivalents of $4.2 million at December 31, 1998 and $8.8 million at December 31, 1997. The Company had working capital of $32.6 million at December 31, 1998 and $30.5 million at December 31, 1997.

     Cash provided by operating activities was $6.1 million during the year ended December 31, 1998, resulting primarily from net income of $13.4 million during the year ended December 31, 1998, an increase of $8.2 million in accounts payable, accrued payroll and accrued expenses, offset by an increase of $16.8 million in accounts receivable and unbilled services. Cash used in operating activities for the years ended December 31, 1997 and 1996 was $6.6 million and $4.6 million, respectively.

     In accordance with investment guidelines approved by the Company's Board of Directors, cash balances in excess of those required to fund operations have been invested in short-term U.S. Treasury securities and commercial paper with a credit rating no lower than A1/P1.

     The Company invested $7.1 million, $2.4 million and $1.0 million in computer equipment and office furniture and fixtures in 1998, 1997 and 1996, respectively. The increase reflects purchases of computer and telecommunications equipment for consultants and administrative staff and office furniture and fixtures related to the Company's new headquarters in Edison, New Jersey, and other offices opened during 1998.

     During 1996 the Company's factoring agreement required that the Company offer all of its trade accounts receivable to the factor for financing; however, the factor was under no obligation to accept any or all of such receivables. For a variety of reasons, including the rapid growth of the Company, the lack of available tangible security to utilize as collateral and the absence of historical operating profits prior to 1996, the Company was unable to obtain more traditional financing. On October 10, 1996, the Company repaid approximately $4.4 million consisting of all amounts outstanding under the agreement with the factor and terminated the factoring agreement.

     In March 1996, in anticipation of the debenture financing described below, the Company obtained a $750,000 line of credit, payable on demand, from a bank. The line of credit carried interest at the federal funds rate plus 1%. Borrowings under the line totaled $200,000 at March 31, 1996 and $300,000 in April 1996, when the Company repaid all amounts outstanding under such line in connection with the debenture financing described below. The line of credit has been terminated in accordance with the terms of such debenture financing.

     In April 1996, the Company issued and sold five-year 9% subordinated debentures in the aggregate principal amount of $6.0 million to Summit Ventures IV, L.P. and Summit Investors III, L.P. The subordinated debentures were issued to raise funds for working capital and general corporate purposes, to repurchase from the then-current shareholders, Messrs. Pandey, Koneru and Valluripalli, an aggregate of 4,881,066 shares of Common Stock for an aggregate of $1.5 million, to repay approximately $300,000 outstanding under a $750,000 credit facility and to satisfy approximately $358,000 of cash overdrafts. Upon receipt of the net proceeds from the Company's initial public offering in October 1996, the Company prepaid approximately $6.3 million, representing all amounts outstanding under such debentures, including interest.

     Subsequent to December 31, 1995, the Company determined that it had unrecorded and unpaid federal and state payroll-related taxes for certain employees. As a result of the Company's voluntary disclosure to the Internal Revenue Service of certain unpaid tax liabilities, on June 5, 1996, the Company received an audit assessment from the Internal Revenue Service for unpaid 1994 and 1995 federal income tax withholding, FICA and FUTA taxes in the aggregate amount of approximately $800,000 which was paid in full in August 1996. No interest or penalties were assessed. Reserves, aggregating $1.0 million, including the amount of the Internal Revenue Service audit assessment, were recorded at December 31, 1995. No assurance may be given, however, that interest, penalties or additional state or federal taxes will not be assessed in the future. The Company's principal shareholders, Messrs. Pandey, Koneru and Valluripalli, have agreed to indemnify the Company for any and all losses which the Company may sustain, in excess of the $1.0 million reserve, net of any tax benefits realized by the Company, arising from or relating to federal or state tax, interest or penalty payment obligations resulting from the above subject matter. The Company believes that its failure to record and pay 1994 and 1995 federal and state payroll-related taxes for certain employees resulted from a combination of factors, including lack of internal controls and lack of financial expertise and oversight.

     From January 1997 until January 1999, the Company had a credit facility with a bank, which included a revolving line of credit and a component for equipment term loans. As of December 31, 1998, there were no amounts outstanding under the revolving line of credit and no equipment term loans outstanding.

     On January 29, 1999, the Company entered into an unsecured three-year $30 million Revolving Credit Loan Agreement (the "Loan Agreement") with PNC Bank (the "Bank").

Subject to certain post-closing conditions, the proceeds of the credit facility may be used by the Company for financing acquisitions and general corporate purposes. At the Company's option, for each loan, interest shall be computed either at the Bank's prime rate per annum or the Adjusted Libo Rate plus the Applicable Margin, as such terms are defined in the Loan Agreement. The Company's obligations under the credit agreement are payable at the expiration of such facility on January 29, 2002.

     The Company believes that its available funds, together with current credit arrangements and the cash flow expected to be generated from operations, will be adequate to satisfy its current and planned operations for at least the next 12 months.

RECENTLY ISSUED ACCOUNTING STANDARDS

     SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement addresses the reporting and displaying of comprehensive income and its components. Adoption of SFAS No. 130 relates to disclosure within the financial statements and is not expected to have a material effect on the Company's consolidated financial statements. The Company adopted the provisions of SFAS No. 130 on January 1, 1998.

     SFAS No. 131,  "Disclosures  about  Segments of and  Enterprise and Related
Information" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. The Company adopted the provisions in 1998.

     In April, 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up
Activities." The SOP requires all costs incurred as start-up costs or organization costs be expenses as incurred. Adoption of the SOP is required for fiscal years beginning after December 15, 1998. The Company does not believe that the new standard will have a material impact on the Company's consolidated financial statements.

     In March, 1998, the Accounting Standards Executive Committee issued SOP 98-1. Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP required that computer software costs that are incurred in the preliminary project stage be expensed as incurred and that criteria be met before capitalization of costs to develop or obtain internal use computer software. Adoption of the SOP is required for fiscal years beginning after December 15, 1998. The Company does not believe that the new standard will have a material impact on the Company's consolidated financial statements.

YEAR 2000 COMPLIANCE

     Historically, certain computer programs have been written using two digits rather than four to define the applicable year, which could result in the computer recognizing a date using "00" as the year 1900 rather than 2000. This in turn, could result in major system failures or miscalculations, and is generally referred to as the "Year 2000 Problem". The Company believes that it has sufficiently assessed its state of readiness with respect to its Year 2000 compliance. Based on its assessment, the Company does not believe that Year 2000 compliance will result in material investments by the Company, nor does the Company anticipate that the Year 2000 Problem will have any adverse effects on the business operations or financial performance of the Company. The Company does not believe that it has any material exposure to the Year 2000 Problem with respect to its own information systems. Based upon its assessment, the Company has established no reserve nor instituted any contingency plans.

     However, the purchasing patterns of customers and potential customers may be affected by issues associated with the Year 2000 Problem. As companies expend significant resources to correct their current data storage solutions, these expenditures may result in reduced funds to purchase products or undertake projects such as those offered by the Company. There can be no assurance that the Year 2000 Problem, as it relates to customers, potential customers and other third-parties, will not adversely affect the Company's business, operating results and financial condition. Conversely, the Year 2000 Problem may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for the Company's products.

EUROPEAN MONETARY UNION (EMU)

     The euro was introduced on January 1, 1999, at which time the eleven participating EMU member countries established fixed conversion rates between their existing currencies (legacy currencies) and the euro. The legacy currencies will continue to be used as legal tender through January 1, 2002; thereafter, the legacy currencies will be canceled and euro bills and coins will be used for cash transactions in the participating countries. The Company's European sales and operations offices affected by the euro conversion have established plans to address the systems issues raised by the euro currency conversion and are cognizant of the potential business implications of converting to a common currency. The Company is unable to determine the ultimate financial impact of the conversion on its operations, if any, given that the impact will be dependent upon the competitive situations which exist in the various regional markets in which the Company participates and the potential actions which may or may not be taken by the Company's competitors and suppliers.

                              SELLING SHAREHOLDERS

     The Shares to be offered under this Prospectus are owned by David Anthony Stott, Alexander Graham Wilson, Bandele Attah, Paul Grant, Michael J. Hirst, Richard M. Lucy, Christopher J.J. Smith, Robert Wilson, Patrick J. Kavanaugh, Kurt A. Collins, Marcelo J. Casas and Jay D. Hiller. Messrs. Stott and A. Wilson acquired their Shares in connection with the acquisition by the Company of their equity interests in each of Azimuth Consulting Limited, Azimuth Holdings Limited, Braithwaite Richmond Limited and Azimuth Corporation Limited, pursuant to the terms of an Agreement of Purchase and Sale dated as of November 25, 1998, among the Company and Messrs. Stott and A. Wilson. Pursuant to the terms of such agreement, the Company is required to file a registration statement covering the Shares held by Messrs. Stott and A. Wilson with the SEC. Messrs. Attah, Grant, Hirst, Lucy, Smith and R. Wilson acquired their Shares in connection with the acquisition by the Company, through its wholly-owned subsidiary, of their equity interests in CPI Consulting Limited, pursuant to the terms of an Agreement of Purchase and Sale dated as of May 7, 1998, among the Company, the Company's wholly-owned subsidiary and Messrs. Attah, Grant, Hirst, Lucy, Smith and R. Wilson. Pursuant to the terms of such agreement, the Company is required to file a registration statement covering the Shares held by Messrs. Attah, Grant, Hirst, Lucy, Smith and R. Wilson with the SEC. Messrs. Kavanaugh, Collins, Casas and Hiller acquired their Shares in connection with the acquisition by the Company of their equity interests in the Empower Companies, pursuant to the terms of an (i) Agreement and Plan of Merger dated February 16, 1999, among the Company, ES Merger Corp., Empower Solutions, L.L.C. and Messrs. Kavanaugh, Collins, Casas and Hiller; and (ii) Agreement and Plan of Merger dated February 16, 1999, among the Company, ES Merger Corp., Empower, Inc. and Messrs. Kavanaugh and Collins. Pursuant to that certain Registration Rights Agreement dated as of February 16, 1999, among the Company and Messrs. Kavanaugh, Collins, Casas and Hiller, the Company is required to file a registration statement covering the Shares held by Messrs. Kavanaugh, Collins, Casas and Hiller.

     The following table sets forth, as of June 7, 1999, certain information with respect to the Selling Shareholders.

                                                                 Number of
                                      Beneficial Ownership of      Shares          Beneficial
              Name of                 Selling Shareholders        Offered     Ownership of Shares
       Selling Shareholders           Prior to Offering(1)       Hereby(2)     After Offering(2)
------------------------------------  -----------------------   -----------  --------------------
                                        Number     Percent                    Number     Percent
                                        ------     -------                    ------     -------
David Anthony Stott                   451,464(3)     2.9         451,464        --         --
Alexander Graham Wilson               451,464(3)     2.9         451,464        --         --
Bandele Attah                          54,234(4)      *           12,934      41,300       *
Paul Grant                             54,234(4)      *           12,934      41,300       *
Michael J. Hirst                       53,734(5)      *           12,934      40,800       *
Richard M. Lucy                        54,234(4)      *           12,934      41,300       *
Christopher J.J. Smith                 54,234(4)      *           12,934      41,300       *
Robert J. Wilson                       41,734(4)      *           12,934      28,800       *
Patrick J. Kavanaugh                  676,364(6)     4.3         608,749      67,615       *
Kurt A. Collins                       676,364(6)     4.3         608,749      67,615       *
Marcelo J. Casas                      282,692(7)     1.8         254,423      28,269       *
Jay D. Hiller                         195,671(8)     1.2         176,104      19,567       *

---------------
*  Less than one percent

(1) Applicable percentage of ownership is based on 15,558,751 shares of Common Stock issued and outstanding.

(2) Assumes that all Shares are sold pursuant to this offering and that no other shares of Common Stock are acquired or disposed of by the Selling Shareholders prior to the termination of this offering. Because the Selling Shareholders may sell all, some or none of their Shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of Shares that will be sold pursuant to this offering or the number or percentage of shares of Common Stock that each Selling Shareholder will own upon completion of this offering.

                                     - 28 -

(3) Includes, as to each such Selling Shareholder, 45,147 shares held in escrow pending settlement of any claims relating to the acquisition of the Azimuth Companies by the Company and expiration of the escrow agreement on November 25, 1999. Such Selling Shareholder does not hold any common stock equivalents of the Company.

(4) Such number includes 27,616 shares held by Messrs. Attah, Grant, Lucy and Smith and 15,116 shares held by Mr. Wilson which were previously registered on a Registration Statement on Form S-3 (Registration No. 333-56143) and filed with the Securities and Exchange Commission on June 5, 1998. Also includes 750 shares subject to options granted pursuant to the Company's 1996 Stock plan which are exercisable within 60 days from June 7, 1999. Does not include options to purchase 2,250 shares of Common Stock granted to such holder pursuant to the Company's 1996 Stock Plan exercisable after such date.

(5) Such number includes 25,616 shares held by Mr. Hirst which were previously registered on a Registration Statement on Form S-3 (Registration Statement No. 333-56143) and filed with the Securities and Exchange Commission on June 5, 1998. Also includes 1,500 shares purchased on the open market and 750 shares subject to options granted pursuant to the Company's 1996 Stock plan which are exercisable within 60 days from June 7, 1999. Does not include options to purchase 2,250 shares of Common Stock granted to such holder pursuant to the Company's 1996 Stock Plan exercisable after such date.

(6) Includes, as to each such Selling Shareholder, 67,615 shares held in escrow pending settlement of any claims relating to the acquisition of the Empower Companies by the Company and expiration of the escrow agreement on February 16, 2000. Such Selling Shareholder does not hold any common stock equivalents.

(7) Includes, as to such Selling Shareholder, 28,269 shares held in escrow pending settlement of any claims relating to the acquisition of the Empower Companies by the Company and expiration of the escrow agreement on February 16, 2000. Such Selling Shareholder does not hold any common stock equivalents.

(8) Includes, as to such Selling Shareholder, 19,567 shares held in escrow pending settlement of any claims relating to the acquisition of the Empower Companies by the Company and expiration of the escrow agreement on February 16, 2000. Such Selling Shareholder does not hold any common stock equivalents.

     All offering expenses are being paid by the Company except the fees and expenses of any counsel and other advisors that the Selling Shareholders may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the Shares.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders have not advised the Company of any specific plan for distribution of the Shares offered hereby, but it is anticipated that the Shares will be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made over-the-counter on the Nasdaq National Market at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer for its account pursuant to this Prospectus; or (iii) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act. The expenses of preparing this Prospectus and the related Registration Statement with the Commission will be paid by the Company. Shares of Common Stock covered by this Prospectus also may qualify to be sold pursuant to Rule 144 (subject to the holding periods thereunder) under the Securities Act, rather than pursuant to this Prospectus. The Selling Shareholders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5 and Regulation M thereunder.

                                  LEGAL MATTERS

     The validity of the Shares of Common Stock offered hereby will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, 500 College Road East, Princeton, New Jersey.

                                     EXPERTS

     The consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with:

     o any proceeding involving such persons by reason of his or her serving or having served in such capacities; or

     o each such person's acts taken in such capacity if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

     With respect to any criminal proceeding, indemnity is permitted if such person had no reasonable cause to believe his or her conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

     Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability for:

     o any breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

     o acts or omissions not in good faith or which involve a knowing violation of law; or

     o any transaction from which the director or officer derived an improper personal benefit.

     The Company's Certificate of Incorporation limits the liability of its directors and officers as authorized by Section 14A:2-7(3). The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company is required to amend such provisions.

     Article 11 of the Registrant's Amended and Restated By-laws specifies that the Company shall indemnify its directors and officers to the extent such parties are involved in or made a party to any action, suit or proceeding because he or she was a director or officer of the Company. The Company has agreed to indemnify such parties for their actual and reasonable expenses if such party:

     o acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company; and

     o    had no reasonable cause to believe his or her conduct was unlawful.

     This provision of the By-laws is deemed to be a contract between the Company and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect. Any repeal or modification shall not offset any action, suit or proceeding brought or threatened based in whole or in part upon any such state of facts. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of capital stock of the Company is required to adopt, amend or repeal such provision of the By-laws.

     The Company has executed indemnification agreements with each of its directors and executive officers. Such agreements require the Company to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of the Company.

     The Company has liability insurance for the benefit of its directors and officers. The insurance covers claims against such persons due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done. The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

                 SECURITIES AND EXCHANGE COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                      Page
                                                                      ----


Report of Independent Public Accountants............................   F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 1998
and 1997.. .........................................................   F-3

Consolidated Statements of Income for the years ended
December 31, 1998, 1997 and 1996....................................   F-4

Consolidated Statements of Shareholders' Equity for
the years ended December 31, 1998, 1997 and 1996....................   F-5

Consolidated Statements of Cash Flows for the years
ended December 31, 1998, 1997 and 1996..............................   F-6

Notes to Consolidated Financial Statements..........................   F-7

Financial Statement Schedules
Financial Statement Schedules required by the Securities and Exchange Commission have been omitted as the required information is included in the Notes to the Consolidated Financial Statements or are not applicable.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Intelligroup, Inc.:

     We have audited the accompanying consolidated balance sheets of Intelligroup, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelligroup, Inc. and its subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                             ARTHUR ANDERSEN LLP


Roseland, New Jersey
May 7, 1999

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997

                                                                       1998             1997
                                                                  --------------    ------------
                          ASSETS
Current Assets:
 Cash and cash equivalents...................................     $  4,245,000      $  8,825,000
   Accounts receivable, less allowance for doubtful
   accounts of $1,053,000 and $799,000 at December 31,
   1998 and 1997, respectively...............................       33,622,000        21,065,000
   Unbilled services.........................................       10,842,000         7,840,000
   Deferred tax asset........................................          808,000           404,000
   Other current assets......................................        4,197,000           790,000
                                                                  ------------      ------------
     Total current assets....................................       53,714,000        38,924,000
 Property and equipment, net.................................        9,506,000         3,781,000
 Costs in excess of fair value of net assets acquired, net...        5,629,000                --
Other assets.................................................          716,000           359,000
                                                                  ------------      ------------
                                                                  $ 69,565,000      $ 43,064,000
                                                                  ============       ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Accounts payable............................................     $  5,347,000        $1,960,000
 Accrued payroll and related taxes...........................        6,254,000         3,569,000
 Accrued expenses and other liabilities......................        2,999,000         1,430,000
 Accrued acquisition costs...................................        3,302,000                --
 Income taxes payable........................................        3,160,000         1,079,000
   Current portion of long term debt and
   obligations under capital leases..........................           11,000           386,000
                                                                  ------------      ------------
     Total current liabilities...............................       21,073,000         8,424,000
                                                                  ------------      ------------
 Long term debt and obligations under capital
 leases, less current portion................................           60,000           355,000
                                                                  ------------      ------------
Deferred income taxes........................................          483,000           171,000
                                                                  ------------      ------------
Minority interest............................................               --            78,000
                                                                  ------------      ------------
Commitments and contingencies

Shareholders' Equity
   Preferred stock, $.01 par value, 5,000,000
   shares authorized, none issued or
   outstanding...............................................               --                --
   Common stock, $.01 par value, 25,000,000
   shares authorized, 15,393,000 and 15,083,000
   shares issued and outstanding at December 31,
   1998 and 1997, respectively...............................          154,000           151,000
 Additional paid-in capital..................................       35,263,000        30,814,000
 Retained earnings...........................................       13,077,000         3,170,000
 Currency translation adjustments............................         (545,000)          (99,000)
                                                                  ------------      ------------
     Total shareholders' equity .............................       47,949,000        34,036,000
                                                                  ------------      ------------
                                                                  $ 69,565,000      $ 43,064,000
                                                                  ============       ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
              For the Years Ended December 31, 1998, 1997 and 1996

                                                          1998              1997              1996
Revenue..........................................    $ 162,840,000     $  98,301,000     $  61,699,000
Cost of sales....................................      104,984,000        67,452,000        43,142,000
                                                     -------------     -------------     -------------
     Gross profit................................       57,856,000        30,849,000        18,557,000
                                                     -------------     -------------     -------------
Selling, general and administrative expenses.....       38,074,000        22,449,000        14,544,000

Acquisition expenses.............................        2,118,000                --                --
                                                     -------------     -------------     -------------
     Total selling, general and administrative
     expenses....................................       40,192,000        22,449,000        14,544,000
                                                     -------------     -------------     -------------
Operating income.................................       17,664,000        8,400,000          4,013,000
                                                     -------------     -------------     -------------
Other expenses:
  Interest (income) expense, net.................         (187,000)         (265,000)          336,000
  Factor charges.................................               --                --           999,000
                                                     -------------     -------------     -------------
                                                          (187,000)         (265,000)        1,335,000
                                                     -------------     -------------     -------------
  Income before provision for income taxes and
   extraordinary charge..........................       17,851,000         8,665,000         2,678,000

  Provision for income taxes.....................        4,451,000         2,327,000           748,000
                                                     -------------     -------------     -------------
  Income before extraordinary charge.............       13,400,000         6,338,000         1,930,000

  Extraordinary charge-Loss on early
   extinguishment of debt, net of income tax
   benefit of $296,000...........................               --                --         1,148,000
                                                     -------------     -------------     -------------
  Net income.....................................    $  13,400,000     $   6,338,000     $     782,000
                                                     =============     =============     =============
  Earnings per share:

  Basic earnings per share:
     Income before extraordinary charge..........    $        0.88     $        0.44     $        0.18

     Extraordinary charge, net of income tax
     benefit.....................................               --                --             (0.11)
                                                     -------------     -------------     -------------
       Net income per share......................    $        0.88     $        0.44     $        0.07

     Weighted average number of common shares -
      Basic......................................       15,207,000        14,457,000        11,003,000
                                                     =============     =============     =============

Diluted earnings per share:
  Income before extraordinary charge.............    $        0.85     $        0.42     $        0.16

  Extraordinary charge, net of income tax
  benefit........................................               --                --             (0.10)
                                                     -------------     -------------     -------------
       Net income per share......................    $        0.85     $        0.42     $        0.06
                                                     =============     =============     =============
  Weighted average number of common shares -
    Diluted......................................       15,789,000        14,937,000        12,263,000
                                                     =============     =============     =============

The accompanying notes to consolidated financial statements are an integral part of these statements.

                      INTELLIGROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 1998, 1997 and 1996

                                                                                            Cumulative
                                                                               Retained       Foreign                  Comprehensive
                                           Common Stock        Additional      Earnings       Currency      Total         Income
                                           ------------         Paid-in      (Accumulated   Translation   Shareholders'   for the
                                      Shares       Amount       Capital        Deficit)     Adjustments     Equity        Period
                                      ------       ------       -------        --------     -----------     ------        ------
Balance at December 31, 1995......  15,298,000    $153,000    $   639,000     $  (719,000)   $  17,000    $    90,000            --

Repurchase and retirement of
common  stock.....................  (4,881,000)    (49,000)            --      (1,451,000)          --     (1,500,000)           --

Issuance of common stock, net of
related costs.....................   2,050,000      20,000     17,815,000              --           --     17,835,000            --

Exercise of warrants..............   1,364,000      14,000      1,386,000              --           --      1,400,000            --

Currency transactions
adjustments.......................          --          --             --              --       68,000         68,000   $    68,000

Shareholder dividends.............          --          --             --        (931,000)          --       (931,000)           --

Net income........................          --          --             --         782,000           --        782,000       782,000
                                   -----------    --------    -----------     -----------    ---------    -----------   -----------
Balance at December 31, 1996......  13,831,000     138,000     19,840,000      (2,319,000)      85,000     17,744,000   $   850,000

Issuance of common stock,
net of related costs..............   1,150,000      12,000      9,888,000              --           --      9,900,000            --

Exercise of stock options.........     102,000       1,000        838,000              --           --        839,000            --

Tax benefit from exercise
of stock options..................          --          --        248,000              --           --        248,000            --

Shareholder dividends.............          --          --             --        (849,000)          --       (849,000)           --

Currency translation  adjustments.          --          --             --              --     (184,000)      (184,000)  $  (184,000)

Net income........................          --          --             --       6,338,000           --      6,338,000     6,338,000
                                   -----------    --------    -----------     -----------    ---------    -----------   -----------
Balance at December 31, 1997......  15,083,000     151,000     30,814,000       3,170,000      (99,000)    34,036,000   $ 6,154,000

Issuance of common stock
in connection with acquisitions...     166,000       2,000      3,126,000              --           --      3,128,000            --

Exercise of stock options.........     144,000       1,000      1,021,000              --           --      1,022,000            --

Tax benefit from exercise of
stock options.....................          --          --        302,000              --           --        302,000            --

Adjustment for difference in
Azimuth fiscal periods............          --          --             --          32,000           --         32,000            --

Shareholder dividends.............          --          --             --      (3,525,000)          --     (3,525,000)           --

Currency translation adjustments..          --          --             --              --     (446,000)      (446,000)  $  (446,000)

Net income........................          --          --             --      13,400,000           --     13,400,000    13,400,000
                                   -----------    --------    -----------     -----------    ---------    -----------   -----------
Balance at December 31, 1998......  15,393,000    $154,000    $35,263,000     $13,077,000    $(545,000)   $47,949,000   $12,954,000
                                   ===========    ========    ===========     ===========    =========    ===========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1998, 1997 and 1996

                                                             1998             1997             1996
                                                             ----             ----             ----
Cash flows from operating activities:
 Net income...................................          $ 13,400,000     $  6,338,000     $    782,000
   Adjustments to reconcile net income to
   net cash (provided by) used in operating
   activities:
      Depreciation and amortization...........             1,538,000          571,000          362,000
      Provision for doubtful accounts.........             1,268,000          765,000          590,000
      Extraordinary charge....................                    --               --        1,148,000
      Deferred income taxes...................               (92,000)          98,000         (331,000)
      Tax benefit from exercise of stock
       options................................               302,000          248,000               --
      Minority interest.......................                    --           78,000               --
 Changes in operating assets and liabilities:
      Accounts receivable.....................           (13,826,000)     (11,194,000)      (3,691,000)
      Unbilled services.......................            (3,002,000)      (4,920,000)      (1,208,000)
      Other current assets....................            (3,406,000)        (255,000)          52,000
      Other assets............................              (357,000)        (134,000)        (193,000)
      Cash overdraft..........................                    --               --          (83,000)
      Accounts payable........................             3,388,000        1,086,000       (1,252,000)
      Accrued payroll and related taxes.......             2,685,000          743,000       (1,137,000)
      Accrued expenses and other
       liabilities............................             2,130,000         (563,000)         313,000
      Income taxes payable....................             2,081,000          521,000           61,000
                                                        ------------     ------------     ------------
          Net cash provided by (used in)
          operating activities................             6,109,000       (6,618,000)      (4,587,000)
                                                        ------------     ------------     ------------

Cash flows from investing activities:
 Purchases of equipment.......................            (7,116,000)      (2,436,000)        (984,000)
                                                        ------------     ------------     ------------
Cash flows from financing activities:
   Proceeds from issuance of common stock,
    net of issuance costs                                         --        9,918,000       17,835,000
   Proceeds from exercise of stock options....             1,022,000          839,000               --
   Proceeds from subordinated debentures
    and warrants, net of issuance costs.......                    --               --        5,888,000
 Repayment of subordinated debentures.........                    --               --       (6,000,000)
 Repurchase of common stock...................                    --               --       (1,500,000)
 Repayments to factors, net...................                    --               --       (3,343,000)
 Proceeds from shareholder loans..............                    --          235,000          944,000
 Repayments of shareholders' loans............              (618,000)        (375,000)        (434,000)
 Shareholder dividends........................            (3,525,000)        (849,000)        (931,000)
 Repayments of lines of credit, net...........                    --               --          (45,000)
 Principal payments under capital leases......                (6,000)          (6,000)         (22,000)
                                                        ------------     ------------     ------------
      Net cash (used in) provided by
      financing activities....................            (3,127,000)       9,762,000       12,392,000
                                                        ------------     ------------     ------------
 Effect of foreign currency exchange rate
 changes on cash..............................              (446,000)        (184,000)          68,000
                                                        ------------     ------------     ------------
      Net increase (decrease) in cash
      and cash equivalents....................            (4,580,000)         524,000        6,889,000
Cash and cash equivalents at beginning of
 year.........................................             8,825,000        8,301,000        1,412,000
                                                        ------------     ------------     ------------
Cash and cash equivalents at end of year......          $  4,245,000     $  8,825,000     $  8,301,000
                                                        ============     ============     ============
Supplemental disclosures of cash flow information:
 Cash paid for interest...........................      $     24,000     $         --     $  1,264,000
                                                        ============     ============     ============
 Cash paid for income taxes.......................       $ 2,428,000      $ 1,707,000      $ 1,109,000
                                                        ============     ============     ============
The accompanying notes to consolidated financial statements are an integral part of these statements.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

     Intelligroup, Inc., and its subsidiaries (the "Company") provide a wide range of information technology services, including management consulting, enterprise-wide business process solutions, Internet application services, applications outsourcing and maintenance, systems integration and custom software development based on leading technologies. The Company markets its services to a wide variety of industries primarily in the United States. The majority of the Company's business is with large established companies, including consulting firms serving numerous industries.

Principles of Consolidation and Use of Estimates

     The accompanying financial statements include the accounts of Intelligroup, Inc. and its majority owned subsidiaries. Minority interests were not significant at December 31, 1998 and 1997. All significant intercompany balances and transactions have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     Cash  and  cash  equivalents   consist  of  investments  in  highly  liquid
short-term instruments, with original maturities of three months or less from the date of purchase.

Property and Equipment

     Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (five years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life (ten years). Costs of maintenance and repairs are charged to expense as incurred.

Other Assets

     Other assets at December 31, 1998 include goodwill and other intangibles totaling $5,629,000, that were attributable to the acquisition of the minority interest of CPI Consulting (See Note 9). These intangible assets are being amortized over the estimated useful lives ranging from 6 to 15 years using the straight-line method. Amortization expense was $147,000 in 1998.

Revenue Recognition

     The Company generates revenue from professional services rendered. Revenue is recognized as services are performed with the corresponding cost of providing those services reflected as cost of sales. Substantially all customers are billed on an hourly or per diem basis whereby actual time is charged directly to the customer. Billings to customers for out-of-pocket expenses are recorded as a reduction of expenses incurred. Unbilled services at December 31, 1998 and 1997 represent services provided which are billed subsequent to year-end. All such amounts are anticipated to be realized in the following year.

Allowance for Doubtful Accounts

     The Company provides an allowance for doubtful accounts arising from services, which is based upon a review of outstanding receivables as well as historical collection information. Credit is granted to substantially all customers on an unsecured basis. In determining the amount of the allowance, management is required to make certain estimates and assumptions. The provision for doubtful accounts totaled $1,397,000, $765,000 and $590,000 in 1998, 1997 and 1996, respectively. Accounts written off totaled $1,143,000, $512,000 and $575,000 in 1998, 1997 and 1996, respectively.

Recoverability of Long-Lived Assets

     The Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify business conditions which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. The Company does not believe that any such impairment existed at December 31, 1998.

Stock-Based Compensation

     Stock-based compensation is recognized using the intrinsic value method under APB No. 25. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair market value method had been applied.

Currency Translation

     Assets and liabilities relating to foreign operations are translated into U.S. dollars using exchange rates in effect at the balance sheet date; income and expenses are translated into U.S. dollars using monthly average exchange rates during the year. Translation adjustments associated with assets and liabilities are excluded from income and credited or charged directly to shareholders' equity.

Concentrations

     For the years ended December 31, 1998, 1997 and 1996, approximately 52%, 56% and 57% of revenue, respectively, was derived from projects in which the Company's personnel implemented software developed by SAP. The Company's future success in its SAP-related consulting services depends largely on its continued relationship with SAP and on its continued status as a SAP National Implementation Partner, which was first obtained in 1995. The Company's agreement with SAP (the "Agreement") is awarded on an annual basis. The Company's current contract expires on December 31, 1999 and is automatically renewed for successive one-year periods, unless terminated by either party. This Agreement contains no minimum revenue requirements or cost sharing arrangements and does not provide for commissions or royalties to either party. In February 1997, the Company achieved a National Logo Partner relationship with SAP. Additionally, for each of the years ended December 31, 1998 and 1997, approximately 12% and 11%, respectively, and less than 10% during 1996 of revenue was derived from projects in which the Company's personnel implemented software developed by Oracle. For each of the years ended December 31, 1998, 1997 and 1996, approximately 19%, 12% and 9%, respectively, of the Company's total revenue was derived from projects in which the Company implemented software developed by PeopleSoft.

     A substantial portion of the Company's revenue is derived from projects in which an information technology consulting firm other than the Company has been retained by the end-user organization to manage the overall project. For years ended December 31, 1998, 1997 and 1996, 19%, 31% and 34%, respectively, of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms.

     One customer accounted for approximately 6%, 9% and 10% of revenue in 1998, 1997 and 1996, respectively. Accounts receivable due from this customer was approximately $2,045,000, $1,628,000 and $2,268,000 as of December 31, 1998,
1997 and 1996, respectively. Another customer accounted for approximately 4%, 10% and 15% of revenue for 1998, 1997 and 1996, respectively. Accounts receivable due from this customer was approximately $1,395,000, $2,049,000 and $988,000 as of December 31, 1998, 1997 and 1996, respectively.

     During 1998, the Company derived revenue totaling $1.7 million from contracts with an entity whose chief executive officer is a director of the Company.

Income Taxes

     The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") which utilizes the liability method and results in the determination of deferred taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. The Company does not provide for additional U.S. income taxes on undistributed earnings considered to be permanently invested in foreign subsidiaries.

Earnings Per Share

     Basic earnings per share is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding, adjusted for the incremental dilution of outstanding stock options. The computation of basic earnings per share and diluted earnings per share were as follows:

                                                  1998               1997              1996
                                            ---------------     -------------     --------------
Net Income.................................  $13,400,000         $ 6,338,000       $   782,000
                                              ----------          ----------        ----------

Denominator:

   Weighted average number of common
   shares..................................   15,207,000          14,457,000        11,003,000
   Basic earnings per share................  $      0.88         $      0.44       $      0.07
                                              ==========          ==========        ==========


Denominator:

   Weighted average number of common
   shares..................................   15,207,000          14,457,000        11,003,000

   Common share equivalents of
   outstanding stock options...............      582,000             480,000         1,260,000
                                              ----------          ----------        ----------
Total shares...............................   15,789,000          14,937,000        12,263,000
                                              ----------          ----------        ----------
Diluted earnings per share.................  $      0.85         $      0.42       $      0.06
                                              ==========          ==========        ==========

     Vested stock options which would be antidilutive have been excluded from the calculations of diluted shares outstanding and diluted earnings per share.

Recently Issued Accounting Standards


     In April, 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up
Activities." The SOP requires all costs incurred as start-up costs or organization costs be expensed as incurred. Adoption of the SOP is required for fiscal years beginning after December 15, 1998. The Company does not believe that the new standard will have a material impact on the Company's consolidated financial statements.

     In March, 1998, the Accounting Standards Executive Committee issued SOP 98-1. Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP required that computer software costs that are incurred in the preliminary project stage be expensed as incurred and that criteria be met before capitalization of costs to develop or obtain internal use computer software. Adoption of the SOP is required for fiscal years beginning after December 15, 1998. The Company does not believe that the new standard will have a material impact on the Company's consolidated financial statements.

Financial Instruments

     Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and unbilled services. Management of the Company believes the fair value of accounts receivable and unbilled services approximates the carrying value.

NOTE 2 - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of December 31:

                                                          1998            1997
                                                          ----            ----
       Vehicles.....................................  $  109,000     $   26,000
       Furniture....................................   2,459,000        785,000
       Equipment....................................   8,438,000      4,337,000
       Computer software............................     816,000         25,000
       Leasehold improvements.......................     474,000             --
                                                      ----------     ----------
                                                      12,296,000      5,173,000
       Less-Accumulated depreciation................  (2,790,000)    (1,392,000)
                                                      ----------     ----------
                                                      $9,506,000     $3,781,000
                                                      ==========     ==========

     Included in the above table is $102,000 of equipment held under capital leases at December 31, 1998, 1997 and 1996. Depreciation expense was $1,391,000, $571,000 and $362,000 in 1998, 1997 and 1996, respectively.

NOTE 3 - LINES OF CREDIT AND SUBORDINATED DEBENTURES

     In January 1997, and as later amended on August 18, 1997, the Company entered into a two-year credit agreement with a bank (the "Bank"). The credit facility with the Bank has two components comprised of (i) a revolving line of credit pursuant to which the Company may borrow up to $7.5 million either at the Bank's prime rate per annum or the EuroRate plus 2% (at the Company's option), and (ii) equipment term loans pursuant to which the Company may borrow up to an aggregate of $350,000 (at the Bank's prime rate plus 1/4 of 1% per annum) to purchase equipment. The credit agreement contains covenants which require the Company to (i) maintain its working capital during the year at no less than 90% of the working capital at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 105% of its working capital at the end of the immediately preceding fiscal year; and (ii) maintain its tangible net worth during the year at no less than 95% of its tangible net worth at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 108% of tangible net worth at the end of the immediately preceding fiscal year. The Company's obligations under the credit agreement are collateralized by substantially all of the Company's assets, including its accounts receivable and intellectual property. At December 31, 1998, the Company was in compliance with all covenants. The facility was due to expire in January 1999, but was extended until a new three-year credit agreement took effect on January 29, 1999. (See Note 11).

NOTE 4 - INCOME TAXES

     Income tax attributable to income from continuing operations consists of the following:

                                                   1998            1997            1996
                                              ------------      ------------    ------------
Current:
   Federal.................................   $ 2,878,000       $ 1,384,000     $    631,000
   State...................................       783,000           389,000          200,000
   Foreign.................................       882,000           456,000          248,000
                                              -----------       -----------     ------------
                                                4,543,000         2,229,000        1,079,000
                                              -----------       -----------     ------------

Deferred:
   Federal.................................       (71,000)           76,000         (259,000)
   State...................................       (21,000)           22,000          (72,000)
                                              -----------       -----------     ------------
                                                  (92,000)           98,000         (331,000)
                                              -----------       -----------     ------------

Total......................................   $ 4,451,000       $ 2,327,000     $    748,000
                                              ===========       ===========     ============

     The provision for income taxes differs from the amount computed by applying the statutory rate of 34% to income before income taxes. The principal reasons for this difference are:

                                                   1998            1997            1996
                                              ------------      ------------    ------------
Tax at federal statutory rate..............          34%             34%             34%
Nondeductible expenses.....................           5               1               1
State income tax, net of federal benefit...           4               4              (3)
Utilization of net operating loss
 carryforwards.............................          (1)             --              (8)
Foreign losses for which no benefit is
 available.................................           7              --              16
Changes in valuation allowance.............          --              (3)            (14)
   Foreign operations taxed at less than
   U.S. statutory rate, primarily India....         (11)             (7)             (1)
   S Corp and L.L.C. income passed
   through to shareholders.................         (13)             (6)             --
   Other...................................          (1)              4               3
                                                 ------          -------         ------
Effective tax rate.........................          24%             27%             28%
                                                 ======          ======           =====

     In 1996, the Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income taxes will be due for such period. The Empower Companies were pass-through entities for tax reporting purposes, thus their income was not taxed at the corporate level. Accordingly, the Company's federal statutory tax rate was reduced by 13% and 6% for 1998 and 1997, respectively.

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

                                              1998          1997
                                           ----------    ----------
Deferred tax assets:
   Allowance for doubtful accounts......   $  432,000    $  327,000
   Certain accrued liabilities..........      376,000        77,000
                                           ----------    ----------
Total deferred tax assets...............      808,000       404,000

Deferred tax liability-accelerated
 depreciation...........................     (483,000)     (171,000)
                                           ----------    ----------

Net deferred tax asset..................   $  325,000    $  233,000
                                           ==========    ==========

     Realization of the net deferred tax assets is dependent on the timing of the reversal of temporary differences. Although realization is not assured, management believes it is more likely than not, that the 1998 net deferred tax assets will be realized.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Employment Agreements

        As of December 31, 1998, the Company had employment agreements with certain of its executives which provide for minimum payments in the event of termination in other than for just cause. The aggregate amount of compensation commitment in the event of termination under such agreements is approximately $682,000.

Leases

     The Company leases office space and office equipment and vehicles under capital and operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1998. Future minimum aggregate annual lease payments are as follows:

     For the Years Ending December 31,            Capital        Operating
     ---------------------------------            -------        ---------
     1999.............................          $  11,000       $ 3,160,000
     2000.............................              9,000         2,913,000
     2001.............................                 --         2,192,000
     2002.............................                 --         1,658,000
     2003.............................                 --         1,346,000
                                                ---------        ----------
     Subtotal                                      20,000        11,269,000

     Thereafter.......................                 --         5,702,000
     Less-Interest....................                 --
                                                ---------
                                                   20,000
     Less-Current portion.............            (11,000)
                                                ---------
                                                $   9,000
                                                =========

     Rent expense for the years ended December 31, 1998, 1997 and 1996 was $2,217,000, $713,000 and $444,000, respectively.

Legal

     The Company is engaged in certain legal and administrative proceedings. Management believes the outcome of these proceedings will not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 6 - STOCK OPTION PLANS AND WARRANTS

     The Company's stock option plans permit the granting of options to employees, non-employee directors and consultants. The Option Committee of the Board of Directors generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option (incentive stock option or non-qualified stock option), the exercise price, vesting provisions, and the overall option term. A total of 1,590,000 shares of Common Stock have been reserved for issuance under the plans. Subsequent to December 31, 1998, the Company granted options to purchase an aggregate of 388,100 shares of its Common Stock to certain employees. All of the options issued pursuant to these plans expire ten years from the date of grant.

     The fair value of option grants for disclosure purposes is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: expected volatility of 78%, 62% and 41%, risk-free interest rate of 5.4%, 7.0% and 5.6% and expected lives of 8.5, 4.5 and 3.1 years, in 1998, 1997 and 1996, respectively. The weighted average fair value of options granted during 1998, 1997 and 1996 was $13.49, $6.96 and $2.93, respectively.

                                                              Weighted
                                    Number of                 Average
                                     Shares                Exercise Price
   ------------------------------------------------------------------------
     Options Outstanding,
     December 31, 1995                   --                      --

   Granted                          580,000                  $ 8.38

   Canceled                          (8,200)                 $ 8.00
   ------------------------------------------------------------------------

     Options Outstanding,
     December 31, 1996
     (none exercisable)             571,800                  $ 8.39

   Granted                          647,640                  $11.52

   Exercised                       (102,381)                 $ 8.20

   Canceled                         (74,113)                 $ 9.78
   ------------------------------------------------------------------------
     Options Outstanding,
     December 31, 1997
     (93,674 exercisable)         1,042,946                  $10.25

   Granted                        1,257,630                  $16.81

   Exercised                       (143,297)                 $ 9.32

   Canceled                        (258,138)                 $14.91
   ------------------------------------------------------------------------
     Options Outstanding,
     December 31, 1998
     (262,156 exercisable)        1,899,141                  $14.14
                                  =========                  ======

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                                    Outstanding                           Exercisable
                                    -----------                           -----------
                                    Weighted         Weighted                        Weighted
Exercise Price     Number of         Average         Average         Number of       Average
    Range            shares         Remaining        Exercise         shares         Exercise
                                  Life (in years)     Price                            Price
---------------------------------------------------------------------------------------------
 $8 to 10             282,706           6.0            $8.14           156,944         $8.10

 $10 to 12            448,605           5.8           $10.82            70,282        $10.92

 $12 to 15            142,000           9.5           $14.11             8,000        $12.13

 $15 to 22          1,020,830           8.2           $17.21            26,930        $16.40

 $22 to 24              5,000           9.6           $23.38                --            --
                    ---------                                          -------

 $8 to 24           1,899,141           7.4           $14.14           262,156         $9.83


     As permitted by SFAS 123, the Company has chosen to continue accounting for stock options at their intrinsic value. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value option pricing method, the tax-effective impact would be as follows:


                                1998               1997              1996
-------------------------------------------------------------------------------
Net income:
   as reported               $13,400,000      $  6,338,000       $   782,000
   pro forma                 $ 8,894,000      $  5,336,000       $   423,000
-------------------------------------------------------------------------------
Basic Earnings per Share:
   as reported                     $0.88             $0.44             $0.07
pro forma                          $0.56             $0.37             $0.04
-------------------------------------------------------------------------------
Diluted Earnings per Share:
   as reported                     $0.85             $0.42             $0.06
   pro forma                       $0.54             $0.36             $0.03

NOTE 7 - STOCK RIGHTS

     In October 1998 the Company's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. These Rights will expire in November 2008 and trade with the Company's Common Stock. Such Rights are not presently exercisable and have no voting power. In the event a person or affiliated group of persons, acquires 20% or more, or makes a tender or exchange offer for 20% or more of the Company's Common Stock, the Rights detach from the Common Stock and become exercisable and entitle a holder to buy one one-hundredth (1/100) of a share of Preferred Stock at $100.00.

     If, after the Rights become exercisable, the Company is acquired or merged, each Right will entitle its holder to purchase $200.00 market value of the surviving company's stock for $100.00, based upon the current exercise price of the Rights. The Company may redeem the Rights, at its option, at $.01 per Right prior to a public announcement that any person has acquired beneficial ownership of at least 20% of the Company's Common Stock. These Rights are designed primarily to encourage anyone interested in acquiring the Company to negotiate with the Board of Directors.

NOTE 8 - INITIAL PUBLIC OFFERING, STOCK SPLIT AND PREFERRED STOCK AUTHORIZATION

     In July 1996, the Company's Board of Directors recommended and shareholders approved an amendment to the Company's Certificate of Incorporation to effect an 81,351.1111-for-1 stock split. All common shares and per share amounts in the accompanying financial statements have been adjusted retroactively to give effect to the stock split.

     The Company's initial public offering for the sale of 2,050,000 shares of its Common Stock became effective on September 26, 1996 and the net proceeds of approximately $19,065,000 (before deducting expenses of the offering paid by the Company) were received on October 2, 1996.

     On July 2, 1997, the Company consummated a follow-on public offering (the "Offering") of 1,000,000 shares of its Common Stock at a price to the public of $9.50 per share. On July 15, 1997 and as part of the Offering, an additional 150,000 shares at $9.50 per share were issued and sold by the Company to cover over-allotments. The net proceeds to the Company from the Offering, after underwriting discounts and commissions and other expenses of the Offering, were approximately $9,900,000.

NOTE 9 - ACQUISITIONS

     On May 7, 1998, the Company acquired thirty percent of the outstanding share capital of CPI Consulting Limited. This acquisition was accounted for utilizing purchase accounting. The consideration paid by the Company included the issuance of 165,696 shares of the Company's Common Stock with a fair market value of $3.1 million, and a future liability to the sellers predicated upon operating results for the balance of 1998. The value of the liability has been determined as of December 31, 1998 to be $2.5 million, which is payable by issuance of additional 155,208 shares of the Company's Common Stock. The excess of purchase price over the fair value of the net assets acquired was attributed to intangible assets, amounting in the aggregate to $5.8 million.

     On May 21, 1998, the Company acquired all of the outstanding share capital of CPI Resources Limited. The acquisition of CPI Resources Limited was accounted for as a pooling of interests. Prior results for all periods have been restated in accordance with pooling of interests accounting. As consideration for this acquisition, the Company issued 371,000 shares of the Company's Common Stock. At the time of the acquisition, CPI Resources Limited owned seventy percent of the outstanding share capital of CPI Consulting Limited.

     On November 25, 1998, the Company consummated the acquisition of all of the outstanding capital stock of each of Azimuth Consulting Limited, Azimuth Holdings Limited, Braithwaite Richmond Limited and Azimuth Corporation Limited (collectively the "Azimuth Companies"). The acquisition of the Azimuth Companies was accounted for as a pooling of interests. Prior results for all periods have been restated in accordance with pooling of interests accounting. As consideration for this acquisition, the Company issued 902,928 shares of the Company's Common Stock.

     The pre-merger results of CPI Resources Limited and the Azimuth Companies were revenues of $14,137,000 and net income of $190,000 for 1997, and revenues of $14,510,000 and a net loss after taxes of $11,000 for 1996. In connection with these mergers, $2,118,000 of non-recurring acquisition related charges were incurred and have been charged to expense during the year ended December 31, 1998. These costs primarily relate to professional fees incurred in connection with the mergers.

NOTE 10 - SEGMENT DATA AND GEOGRAPHIC INFORMATION

     The Company operates in one industry, IT Services. The Company's service lines share similar customer bases. The Company's identifiable business segments can be categorized into three groups:

     o ERP Implementation Services ("ERP") is the largest business segment of the Company's operations, and includes the implementation, integration, and development of solutions for clients utilizing a class of application products known as Enterprise Resource Planning software. This class of products include software developed by such companies as SAP, Oracle, PeopleSoft, and Baan.

     o Management Consulting ("MC") includes business consulting services, such as Business Process Re-engineering, Change Management, IT Strategy, and Software
           Selection.

     o Advanced Technology Practice ("ATP") includes Internet technology solutions and custom application and enhancement development for clients.

     The following table presents financial information based upon the Company's identifiable business segments for the year ended December 31, 1998. Information on revenue, operating income and margins for these segments is not available for the year ended December 31, 1997, and the Company determined that it would be impractical to recreate such data. Substantially all of the Company's operations for the year ended December 31, 1996 were in the ERP segment:

Year Ended December 31, 1998        ERP                MC              ATP
                                ----------        ----------       ----------

Revenues                       $138,740,000      $ 8,873,000      $15,227,000

Operating Income                $31,530,000      ($1,232,000)      $2,304,000

Operating Margin                    23.1%             N/A             15.1%


     The Company also incurred corporate expenses for selling, general and administrative activities of $12,820,000 and non-recurring acquisition related charges of $2,118,000 during the year ended December 31, 1998, resulting in total operating income of $17,664,000. Other 1998 information is as follows:

               Income before taxes                 $17,851,000

               Total assets                        $69,565,000

               Capital expenditures                $ 7,116,000

               Depreciation and amortization       $ 1,538,000

     The following table presents financial information based upon the Company's geographic segments for the years ended December 31, 1998 and 1997. For the year ended December 31, 1996, substantially all of the Company's revenues, operating income, and assets were located within the United States.

                                  Net            Operating         Identifiable
     1998                      Revenues           Income              Assets
                              -------------------------------------------------

United States                $119,542,000     $  13,889,000         $52,820,000
Asia-Pacific                   19,466,000         2,299,000           8,475,000
Europe                         23,832,000         1,952,000           8,270,000
                              -------------------------------------------------
Total                        $162,840,000       $18,140,000         $69,565,000
                             ==================================================

                                  Net            Operating         Identifiable
     1997                      Revenues           Income              Assets
                              -------------------------------------------------

United States               $  73,253,000      $  5,744,000         $35,103,000
Asia-Pacific                   12,438,000         1,875,000           3,849,000
Europe                         12,610,000           781,000           4,112,000
                              --------------------------------------------------
Total                       $  98,301,000      $  8,400,000         $43,064,000
                            ===================================================

NOTE 11 - SUBSEQUENT EVENTS

     On January 8, 1999, the Company acquired Network Publishing, Inc., based in Provo, Utah, for a purchase price of approximately $4.5 million consisting of cash and Intelligroup common stock. NetPub shareholders will receive a portion of this consideration as an earnout, payable at a later date subject to operating performance. Pro-forma financial information has not been presented as this acquisition was deemed immaterial to the Company's operations as a whole.

     On January 29, 1999, the Company entered into a new three-year credit agreement (the "Credit Agreement") with the PNC Bank N.A. (the "Bank"). The new credit facility with the Bank is comprised of a revolving line of credit pursuant to which the Company may borrow up to $30.0 million either at the Bank's prime rate per annum or the EuroRate plus 2% (at the Company's option). The Credit Agreement contains covenants which require the Company to (i) maintain a consolidated cash flow leverage ratio equal to or less than 2.5 to
1.0 for the period of four fiscal quarters preceding the date of determination taken together as one accounting period, (ii) maintain a consolidated net worth of not less than 90% of the consolidated net worth as of September 30, 1998 plus 50% of positive net income commencing October 1, 1998, and thereafter at the end of each fiscal year, to be not less than consolidated net worth of the prior fiscal year plus 50% of positive net income for such fiscal year, (iii) not enter into any agreement to purchase and/or pay for, or become obligated to pay for capital expenditures, long term leases, capital leases or sale lease-backs, in an amount at any time outstanding aggregating in excess of $5,000,000 during any fiscal year, provided, however, in a one year carry-forward basis, the Company may incur capital expenditures not to exceed $8,000,000 during any fiscal year, and (iv) shall not cause or permit the minimum fixed charge coverage ratio, calculated on the basis of a rolling four quarters of (a) consolidated EBITDA to (b) the sum of cash income tax expense plus interest expense, plus scheduled principal payments under any indebtedness, plus dividends or distributions paid or declared, to be less than 1.4 to 1.0 as at the end of each fiscal quarter. The proceeds of the Credit Agreement may be used by the Company for financing acquisitions and general corporate purposes. At the Company's option, for each loan, interest shall be computed either at the Bank's prime rate per annum or the Adjusted Libo Rate plus the Applicable Margin, as such terms are defined in the Loan Agreement. The Company's obligations under the credit facility are payable at the expiration of such facility on January 29, 2002.

     On February 16, 1999, the Company, by way of merger transactions, acquired both Empower Solutions, L.L.C. and its affiliate Empower, Inc. (a corporation organized under sub-chapter S of the Internal Revenue Code). The acquisitions were accounted for as poolings of interests. The accompanying consolidated financial statements as of December 31, 1998 and 1997 and each of the three years in the period ended December 31, 1998, have been restated in accordance with pooling of interests accounting. In connection with these acquisitions, the Company issued approximately 1,831,000 shares of the Company's Common Stock. Additional shares of its stock may be issued upon the completion of a net worth calculation on the closing balance sheet, as defined. The pre-merger results of the Empower Companies were revenues of $18.0 million and net income of $5.7 million for 1998 and revenues of $4.0 million and net income of $1.7 million for 1997. In connection with this merger, acquisition expenses of $2.1 million were expensed during 1999. These costs primarily relate to professional fees incurred in connection with the merger.


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